UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TORTOISEECOFIN ACQUISITION CORP. III

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8956E 109

(CUSIP Number)

October 25, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. G8956E 109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON TortoiseEcofin Sponsor III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,855,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,855,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)

The shares reported above represent Class B ordinary shares of the Issuer held of record by TortoiseEcofin Sponsor III LLC that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253586). Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by TortoiseEcofin Sponsor III LLC.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 17,264,702 Class A ordinary shares of the Issuer outstanding as of October 25, 2023, as calculated pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2023, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G8956E 109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hennessy Capital Growth Partners Fund I SPV V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,855,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,855,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4% (2)(3)
12	TYPE OF REPORTING PERSON OO

(1)

The shares reported above represent Class B ordinary shares of the Issuer held of record by TortoiseEcofin Sponsor III LLC that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253586). Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by TortoiseEcofin Sponsor III LLC.

(2)

Excludes an aggregate of 5,893,333 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by Hennessy Capital Growth Partners Fund I SPV V, LLC and that are not presently exercisable.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 17,264,702 Class A ordinary shares of the Issuer outstanding as of October 25, 2023, as calculated pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2023, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G8956E 109	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Hennessy Capital Growth Partners Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,855,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,855,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4% (2)(3)
12	TYPE OF REPORTING PERSON OO

(1)

The shares reported above represent Class B ordinary shares of the Issuer held of record by TortoiseEcofin Sponsor III LLC that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253586). Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by TortoiseEcofin Sponsor III LLC.

(2)

Excludes an aggregate of 5,893,333 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by Hennessy Capital Growth Partners Fund I SPV V, LLC and that are not presently exercisable.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 17,264,702 Class A ordinary shares of the Issuer outstanding as of October 25, 2023, as calculated pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2023, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G8956E 109	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Thomas D. Hennessy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,855,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,855,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,855,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4% (2)(3)
12	TYPE OF REPORTING PERSON IN

(1)

The shares reported above represent Class B ordinary shares of the Issuer held of record by TortoiseEcofin Sponsor III LLC that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253586). Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by TortoiseEcofin Sponsor III LLC.

(2)

Excludes an aggregate of 5,893,333 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by Hennessy Capital Growth Partners Fund I SPV V, LLC and that are not presently exercisable.

(3)

The percentage set forth in Row 11 of this Cover Page is based on 17,264,702 Class A ordinary shares of the Issuer outstanding as of October 25, 2023, as calculated pursuant to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2023, and assuming the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G8956E 109	13G	Page 6 of 9 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Schedule 13G/A”) is filed on behalf of TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company, Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company, Hennessy Capital Growth Partners Fund I, LP, a Delaware limited partnership, and Thomas D. Hennessy (collectively, the “Reporting Persons”). This Schedule 13G/A is being filed for the purpose of updating the ownership percentage of the Reporting Persons reported in the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2022, as amended on August 7, 2023 (the “Original Schedule 13G”) as a result of the redemption of approximately 17,235,298 Class A ordinary shares of the Issuer, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on October 24, 2023.

Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original Schedule 13G.

Item 1(a). NAME OF ISSUER:

TortoiseEcofin Acquisition Corp. III (the “Issuer”)

Item 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

195 US HWY 50, Suite 208, Zephyr Cove, NV 89448

Item 2(a). NAME OF PERSON FILING:

This Schedule 13G is being jointly filed pursuant to a Joint Filing Agreement by the following entities, all of whom are together referred to herein as the “Reporting Persons”:

(i)	TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company;

(ii)	Hennessy Capital Growth Partners Fund I SPV V, LLC, a Delaware limited liability company;

(iii)	Hennessy Capital Growth Partners Fund I, LP, a Delaware limited partnership; and

(iv)	Thomas D. Hennessy, a citizen of the United States of America.

TortoiseEcofin Sponsor III LLC is the record holder of the Class B ordinary shares reported herein. Hennessy Capital Growth Partners Fund I SPV V, LLC is the managing member of TortoiseEcofin Sponsor III LLC. Hennessy Capital Growth Partners Fund I, LP is the managing member of Hennessy Capital Growth Partners Fund I SPV V, LLC, and Thomas D. Hennessy is the general partner of Hennessy Capital Growth Partners Fund I, LP. Accordingly, Hennessy Capital Growth Partners Fund I SPV V, LLC, Hennessy Capital Growth Partners Fund I, LP and Thomas D. Hennessy may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by TortoiseEcofin Sponsor III LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

CUSIP No. G8956E 109	13G	Page 7 of 9 Pages

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

195 US HWY 50, Suite 208, Zephyr Cove, NV 89448

Item 2(c). CITIZENSHIP:

(i)	TortoiseEcofin Sponsor III LLC – Cayman Islands

(ii)	Hennessy Capital Growth Partners Fund I SPV V, LLC – Delaware

(iii)	Hennessy Capital Growth Partners Fund I, LP – Delaware

(iv)	Thomas D. Hennessy – United States

Item 2(d). TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”)

Item 2(e). CUSIP NUMBER:

G8956E 109

CUSIP No. G8956E 109	13G	Page 8 of 9 Pages

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4. OWNERSHIP.

The information required by Item 4 is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10. CERTIFICATION.

Not applicable.

CUSIP No. G8956E 109	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2023

TORTOISEECOFIN SPONSOR III LLC

By:	HENNESSY CAPITAL GROWTH PARTNERS FUND I, LP, as the managing member of HENNESSY CAPITAL GROWTH PARTNERS FUND I SPV V, LLC, as the managing member of TORTOISEECOFIN SPONSOR III LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	General Partner

HENNESSY CAPITAL GROWTH PARTNERS FUND I SPV V, LLC

By:	HENNESSY CAPITAL GROWTH PARTNERS FUND I, LP, as the managing member of HENNESSY CAPITAL GROWTH PARTNERS FUND I SPV V, LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	General Partner

HENNESSY CAPITAL GROWTH PARTNERS FUND I, LP

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy
Title:	General Partner

/s/ Thomas D. Hennessy
Thomas D. Hennessy